

April 6, 2009

Mr. Warren Robb
Chief Financial Officer
Pioneer Exploration Inc.
750 West Pender Street, Suite 202
Vancouver, BC Canada V6C 2T7

> **Re:** **Pioneer Exploration Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2008**
> **Filed December 2, 2008**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2008,**
> **As Amended**
> **Filed March 5, 2009**
> **Response Letter Dated March 30, 2009**
> **File No. 333-135743**

Dear Mr. Robb:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Response Letter Dated March 30, 2009

Draft Form 10-K/A-1 for the Fiscal Year Ended August 31, 2008

Disclosure Controls and Procedures, page 6

1.   Within the first paragraph under this heading, you provide the definition of disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. However, in the paragraph that provides management's assessment of effectiveness of disclosure controls and procedures, you explain that your disclosure controls and procedures were "not effective at recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the Securities and Exchange Commission's rules and forms." The definition in Rule 13a-15(e) is more

comprehensive than that included in your assessment paragraph; and includes "controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Please tell us if you intended to limit your officers' conclusion regarding the effectiveness of your disclosure controls and procedures. If not, please ensure your disclosure in future filings clearly explains that your disclosure controls and procedures are effective or not effective at accomplishing all of the items within the definition in Rule 13a-15(e) of the Exchange Act. This comment also applies to like disclosure in your draft Form 10-Q for the fiscal quarter ended November 30, 2008.

2.   We note your statement that "management has implemented the following remediation procedures to render the disclosure procedures and controls effective." This disclosure appears to imply that your disclosure controls and procedures are now effective as a result of implementing the procedures disclosed. As you concluded and disclosed that your disclosure controls and procedures are not effective, please revise this disclosure to more clearly explain what you are trying to convey to a reader. This comment also applies to like disclosure in your draft Form 10-Q for the fiscal quarter ended November 30, 2008.

3.   We note your disclosure under this heading stating "As a result of the implementation of the remediation procedures, management believes that Pioneer's disclosure controls and procedures will now be effective." Given that Item 307 of Regulation S-K requires management to make its assessment as of the end of each period, please remove this type of conclusion until you are able to perform the assessment. This comment also applies to like disclosure in your draft Form 10-Q for the fiscal quarter ended November 30, 2008.

Management's Report on Internal Controls Over Financial Reporting, page 6

4.   Please remove reference to disclosure controls and procedures under this heading. In this regard, Item 308T of Regulation S-K requires you to provide a report of management on your internal control over financial reporting.

5.   We note the paragraph that states "Based on that evaluation, management concluded that, during the period covered by this report, the internal controls and procedures over financial reporting were not effective to detect the inappropriate application of US GAAP rules as more fully described below. This was due to deficiencies that existed in the design or operation of Pioneer's internal control

over financial reporting that adversely affected its internal controls and that may be considered to be material weaknesses." As you have already provided the disclosure required by Item 308T of Regulation S-K under this heading in preceding paragraphs, please remove this paragraph.

6.   Please expand your disclosure to explain what you mean by the latter part of the following sentence, "However, management believes that the lack of a functioning audit committee and lack of a majority of outside directors on Pioneer's board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures can result in Pioneer's determination to its financial statements for the future years."

Changes in Internal Control Over Financial Reporting, page 7

7.   Please note Item 308T(b) of Regulation S-K requires you to disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter (fourth fiscal quarter in the case of your annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Therefore, please remove under this heading, the statement that "As of the end of the period covered by this report." This comment also applies to like disclosure in your draft Form 10-Q for the fiscal quarter ended November 30, 2008.

8.   We note your further disclosure under this heading stating "Subsequently, management has completed its assessment of Pioneer's internal controls over financial reporting. As a result of such assessment, management has made changes to Pioneer's disclosure controls and procedures and implemented certain remediation procedures, as discussed above. Also, management has made certain changes to Pioneer's internal controls over financial reporting, as discussed above, that will materially affect Pioneer's internal control over financial reporting." Please clarify in necessary detail when changes were made to each of your disclosure controls and procedures and internal control over financial reporting, rather than indicating you made changes 'subsequently.' This comment also applies to like disclosure in your draft Form 10-Q for the fiscal quarter ended November 30, 2008.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief